UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

(Amendment No.     )*

Mimecast Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G14838109

(CUSIP Number)

December 31, 2015

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G14838109

1	NAMES OF REPORTING PERSON I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter Bauer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,709,376
	6	SHARED VOTING POWER 2,500,000(1)
	7	SOLE DISPOSITIVE POWER 2,709,376
	8	SHARED DISPOSITIVE POWER 2,500,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,209,376 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6% (3)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of shares held by Rock Trustees Limited as Trustees of the Butterworth Trust, of which Mr. Bauer is a beneficiary. As trustee of the Butterworth Trust, Rock Trustees Limited exercises dispositive power over the shares held by the Butterworth Trust.
(2)	Consists of (i) 2,709,376 shares held directly by Mr. Bauer and (ii) 2,500,000 shares held by Rock Trustees Limited as Trustees of the Butterworth Trust, of which Mr. Bauer is a beneficiary.
(3)	The percent of class was calculated based on 54,216,738 ordinary shares outstanding as of March 31, 2016.

Item 1

(a)	Name of Issuer:

Mimecast Limited

(b)	Address of Issuer’s Principal Executive Offices:

CityPoint, One Ropemaker Street, Moorgate

London EC2Y 9AW, UK

Item 2

(a)	Name of Person Filing:

Peter Bauer

(b)	Address of Principal Business Office or, if None, Residence:

c/o Mimecast Limited

CityPoint, One Ropemaker Street, Moorgate

London EC2Y 9AW, UK

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Ordinary shares, nominal value $0.012 per share

(e)	CUSIP Number:

G14838109

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.
(a)	Amount Beneficially Owned: 5,209,376 ordinary shares(1)
(b)	Percent of Class: 9.6%(2)

(c)	Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 2,709,376

(ii) Shared power to vote or to direct the vote: 2,500,000 (3)

(iii) Sole power to dispose or to direct the disposition of: 2,709,376

(iv) Shared power to dispose or to direct the disposition of: 2,500,000 (3)

(1) Consists of (i) 2,709,376 shares held directly by Mr. Bauer and (ii) 2,500,000 shares held by Rock Trustees Limited as Trustees of the Butterworth Trust, of which Mr. Bauer is a beneficiary.

(2) The percent of class was calculated based on 54,216,738 ordinary shares outstanding as of March 31, 2016.

(3) Consists of shares held by Rock Trustees Limited as Trustees of the Butterworth Trust, of which Mr. Bauer is a beneficiary. As trustee of the Butterworth Trust, Rock Trustees Limited exercises dispositive power over the shares held by the Butterworth Trust.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2016

By:	/s/ Peter Bauer
Peter Bauer